Mail Stop 3561

January 19, 2006

By U.S. Mail and Facsimile [(305)594-9492]

Mr. Michael Burris, CFO
Benihana, Inc.
8685 Northwest 53rd Terrace
Miami, Florida 33166

>   **Re: Benihana, Inc.**
>   **Form 10-K for the fiscal year ended March 27, 2005**
>   **Form 10-Q for the quarter ended October 9, 2005**
>   **File No. 000-26396**

Dear Mr. Burris:

We have reviewed your response letter dated February 16, 2006, and have the following comments. Where revised or expanded disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are not applicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

Please respond to confirm that the comment will be complied with, or, if the comment is deemed inappropriate by the Company, advise the staff of the reason thereof. Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis
Outlook, page 24

1.   Refer to your discussion of "restaurant operating profit" and to the table on page 25. This measure constitutes a non-GAAP financial measure and, as such, it is subject to the requirements of FR-65 and to the related guidance made available by the Division of Corporation Finance. In this regard, we note that you plan to continue to capitalize on your customer appeal and strong brand recognition by opening and selectively acquiring new restaurants. You indicate that you devote significant time and resources to analyzing each prospective site as the locations of your restaurants are critical to your long-term success. Since your revenue growth is significantly impacted by the opening of new restaurants, the expenses relating to the corporate and administrative functions that facilitate that growth should be included in any measure of profitability or performance as should restaurant opening costs and losses on impairment on long-lived assets associated with restaurant operations. Accordingly, please omit this measure from your filed reports and focus your performance and profitability discussions on "operating income" and other appropriate GAAP measures.

Exhibit 13.01
Consolidated Balance Sheets, page 35

2.   Please revise your convertible preferred stock disclosure to present the liquidation preference in the aggregate, and not on a per-share basis, in accordance with paragraph 6 of SFAS 129.

Note 1. Summary of Significant Accounting Policies
Basis of Presentation, page 38

3.   Please revise your discussion of your fiscal periods to include an explanation of how the fiscal year end date of each period is determined.

Note 14. Convertible Preferred Stock, page 48

4.   Per the disclosure in your October 7, 2005 Form 10-Q, it would appear that the Series B Preferred Stock is convertible into approximately 1.32 shares of Common Stock. Please verify that this is true and revise your disclosure in your Form 10-K to clarify this.

Note 15. Stockholders' Equity, page 49

5.   Please explain to us the business reason for having two types of common stock (Common Stock and Class A Common Stock) that are essentially identical. Tell us whether and how the ownership structure of the two classes differs significantly. Finally, please tell us whether Common Stock holders have been encouraged to convert their stock to Class A Common Stock, and your long-term plans for the company's Common Stock.

Note 17.Quarterly Financial Data (Unaudited), page 50

6.   We note that your first fiscal quarter consists of sixteen weeks while subsequent quarters consist of just twelve weeks. Please explain the business reasons for this design. In addition, to facilitate the reader's understanding, please disclose this fact in a footnote to your quarterly financial data tables.

Form 10-Q for the quarter ended October 9, 2005
Condensed Consolidated Statements of Earnings (Unaudited), page 3

7.   Please verify to us and clarify your presentation of "Number of restaurants at end of period" by revising the caption to indicate that this is the number of restaurants owned by you and does not include any of those that are franchised. In addition, please present this information in the footnotes rather than on the face of the income statement.

Note 7. Related Party Transactions, page 9

8.   We note your disclosure related to the August 4, 2005 issuance of the second tranche of Series B Convertible Stock and the related embedded beneficial conversion feature that was in the money at the date of issuance. Please confirm to us that the Series B Preferred Stock was eligible for conversion at the date of issuance. If this is not true, then please tell us the minimum holding period and explain how you plan to account for the value assigned to the beneficial conversion feature in future periods.

9.   As a related matter, please explain why the conversion option is not a derivative liability that must be fair valued under SFAS 133/EITF 00-19. Your explanation and analysis should be detailed and comprehensive and should include, but not be limited to, the consideration you have given to such features as the potential adjustments or conversion price resets, the stand by fee and any potential liability for damages resulting from the registration rights agreement. Please refer to Topic II-B-2 of Current Accounting and Disclosure Issues in the Division of Corporation Finance dated December 1, 2005 for guidance. Finally, please expand your footnote disclosures to identify and describe the more significant contractual features of this arrangement and to explain the basis for the accounting methodology you have applied.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

David R. Humphrey
Accounting Branch Chief